Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102

July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Office of Finance

Re:	Comment Letter dated June 24, 2025 regarding
Prudential Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-16707

Ladies and Gentlemen:

Prudential Financial, Inc. (the “Company”, “we” or “our”) is in receipt of the comment letter referenced above regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2025. We have endeavored to respond fully to your comments. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the comment letter, with the Staff’s comments presented in bold italicized text, followed by our response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.

We note your disclosure related to products offered by each segment in your business section starting on page 3. In order to provide investors with a clear understanding of material trends and the drivers of financial results, please revise MD&A in future filings to:

●

Provide detail of “Premiums” and “Policy charges and fee income” by product or product type at the consolidated and/or segment level for each period presented. Also include appropriate discussion of relevant material trends.

●	Provide detail of “Policyholders’ account balances” by product or product type at the consolidated and/or segment level at each period end presented.

Response:

While we acknowledge the Staff’s comment to include additional product and/or product type disclosures in our MD&A, we note that you suggested additional disclosure in an area that we believe already contains robust disclosure. As a result, we have consulted with our external advisors in connection with your comment. We respectfully note that Item 303 of Regulation S-K requires that the MD&A address material period-over-period changes in financial statement line items, including through a quantitative and qualitative discussion of the underlying reasons for those changes. With respect to specific segment and product line information, Item 303 gives broad deference to the registrant, noting that this level of disclosure is required to the extent, “in the registrant’s judgement,” it “would be necessary to an understanding of such business.” For the reasons outlined below, we believe our existing disclosures are responsive to these requirements.

“Premiums” and “Policy charges and fee income”

We consider the materiality and usefulness of the information we provide to investors and other users of the Company’s financial statements when preparing our MD&A segment-level disclosures. We believe the current disclosures address the material trends and changes in period over period segment line items required by Item 303, including with respect to revenue, for both “Premiums” and “Policy charges and fee income,” when and where these revenue sources have a material impact on results or are otherwise necessary to an understanding of the business. We also provide, as required by Item 303, relevant discussion of any material offsetting items to these revenues (e.g., changes in “Premiums” may have a correlating offset in “Policyholders’ benefits”), which provides a more complete understanding of the performance of the applicable segment. Below is an example from the Results of Operations by Segment MD&A for our International Businesses, beginning on page 84 of our 2024 Form 10-K (emphasis added):

Revenues, Benefits and Expenses

2024 to 2023 Annual Comparison. Revenues from our Life Planner operations decreased $244 million, including a net unfavorable impact of $295 million from currency fluctuations and a net benefit of $74 million from our annual reviews and update of assumptions and other refinements. Excluding these items, revenues decreased $23 million, primarily reflecting lower premiums attributable to the decline of business in force in Japan, partially offset by the growth of business in force in Brazil, and lower investment gains from less favorable derivative settlements. These decreases were partially offset by higher net investment income driven by higher reinvestment rates and higher policy charges and fee income reflecting growth in both variable and investment products in Japan.

Benefits and expenses from our Life Planner operations decreased $114 million, including a net favorable impact of $254 million from currency fluctuations and a net charge of $125 million from our annual reviews and update of assumptions and other refinements. Excluding these items, benefits and expenses increased $15 million, primarily reflecting higher interest credited on policyholders’ account balances, reflecting growth in both variable and investment products in Japan, and higher general and administrative expenses driven by business growth in Brazil. These increases were partially offset by lower policyholders’ benefits, including changes in reserves, due to the decline of business in force in Japan, as discussed above, as well as favorable changes in estimates of the liability for future policy benefits.

As seen above, disclosing “Premiums” in isolation may show a declining trend which a reader might misconstrue as a sign of lower profitability; however, lower premiums could be a result of reinsurance actions or product mix shifts that would have offsets in “Policyholder’s benefits” or other financial statement line items, and therefore may result in an immaterial overall impact to segment earnings and profitability. As a result, we believe addressing changes with respect to these select financial statement line items in isolation provides an incomplete picture of our performance. Further, the current disclosures reflect how management reviews and analyzes the relevant information, allowing investors to “view the registrant from management’s perspective,” one of Item 303’s primary objectives. For decision-making purposes, product level information is not provided to management at the discrete financial statement line item level, and therefore, management does not review the requested information in isolation as the staff is asking for it to be disclosed.

With respect to the Staff’s request regarding “Premiums” in particular, we respectfully note that we currently include disclosures by product type, where applicable, on Annualized New Business Premiums. We acknowledge the “Premiums” line item on the face of the income statement reflects GAAP revenue recognition guidance for traditional and limited-payment insurance contracts under ASC 944-605. However, we believe disclosing product-level information on the basis of Annualized New Business Premiums, which reflects the current level of sales performance for all products of the applicable business, provides a better indication of the Company’s or the applicable segment’s current strategic focus, and helps to better frame current and future material operating results, including product-related drivers. Specifically, the current disclosure of Annualized New Business Premiums helps the reader quantitatively and qualitatively understand how segment performance has been and can be impacted by several product-related factors, including, but not limited to: the addition of new products, the discontinuation of existing products, product modifications, changes in the competitive environment and regulatory changes.1 We also note that, beginning with the Company’s first quarter 2025 Form 10-Q, we began disclosing in Note 19. Segment

[1]	Our rationale for using Annualized New Business Premiums, along with other segment-specific measures of performance, is discussed in “Segment Measures” on page 59 in our 2024 Form 10-K.

Information in the Company’s consolidated financial statements expanded income statement-level detail by segment on an adjusted operating income (“AOI”) basis, including with respect to “Premiums” and “Policy charges and fee income.” While not at the product- or product type-level, we believe this additional detail further enhances the reader’s understanding of segment-level performance for both revenues and expenses.

In light of the foregoing, we respectfully note that we do not believe additional MD&A disclosure regarding “Premiums” or “Policy charges and fee income” at the product- or product type-level would be material or otherwise necessary for “an understanding of [the Company’s] business” as required and contemplated by Item 303.

“Policyholders’ account balances”

With respect to the Staff’s request to provide detail of “Policyholders’ account balances” by product or product type at the consolidated and/or segment level at each period-end presented, we respectfully note that we already disclose additional detail on “Policyholders’ account balances (“PHAB”)” for segments with significant balances and separate account balances and rollforwards by segment in the notes to the Company’s consolidated financial statements.2 We also provide detail for the segment measure Account Values for the Retirement Strategies segment and Assets Under Management for the PGIM segment, which we believe are key indicators of these segments’ current and future financial position and profitability, as they provide a greater understanding of key sources of revenue (e.g., policy charges and fees) that may not directly correspond to GAAP assets on the Consolidated Financial Statements.3 We believe collectively these disclosures provide readers with a similar substantive understanding as compared to the information requested in this portion of the Staff’s comment, making the latter unnecessary for “an understanding of [the Company’s] business” as required and contemplated by Item 303.

We also respectfully note that we are actively assessing certain aspects of our historical Form 10-K disclosures to determine what enhancements might be made in future filings. One of the sections we have re-evaluated and intend to update is the product information included in the segment narrative in Item 1. Business. We note that our historical disclosures go beyond addressing the products which are “material to an understanding of the Company’s business taken as a whole” as required by Item 101 of Regulation S-K. We expect to focus this discussion in the 2025 Form 10-K and beyond to highlight the most significant products to better focus readers’ understanding of our business rather than covering the full extent of our product portfolio, as we have historically done. In conjunction with this change, we plan to make corresponding updates to the segment-related disclosures in the MD&A to ensure congruency.

As part of our routine disclosure procedures, we will continue to assess and adapt our consolidated and segment-level MD&A disclosures to provide investors with the information

[2]	See Note 13, Policyholders’ Account Balances, beginning on page 239, and Note 8, Separate Accounts, beginning on page 224, respectively, of our 2024 Form 10-K.

[3]	See page 59 in our 2024 Form 10-K for a discussion of these measures.

we believe will enhance the understanding our financial condition, including, to the extent determined material, specific disclosures at the product and/or product-type level. We represent that we will consider the suggestions you have made as part of that process.

Retirement Strategies – Adjusted Operating Income, page 75

2.

We note your disclosure that adjusted operating income excludes the change in the fair value of the embedded derivative associated with future projected renewals and only includes the change associated with the current term elected by the policyholder. Please confirm that this adjustment is quantified in the “Change in the value of the non-MRB liabilities, excluding changes in the NPR adjustment” line-item in the table on page 80. If not, please tell us the impact on adjusted operating income in 2024, 2023, and 2022 from this adjustment. Please tell us and if material, revise future filings to explain why you back this impact out and why the resulting measure is useful for management and investors.

Response:

We acknowledge the Staff’s comment and confirm the adjustment to exclude the change in the fair value of the embedded derivative associated with future projected renewals from AOI is included in the “Change in the value of the non-MRB liabilities, excluding changes in the NPR adjustment” line item in the referenced disclosure.

As disclosed in footnote 4 in the referenced table, this adjustment:

“Represents the change in the liability for our fixed and variable indexed annuities, including the fair value of embedded derivative instruments associated with those products, which is measured utilizing a valuation methodology required under U.S. GAAP. The total GAAP liability includes the fair value of all index credits for the current term and all future projected renewals of the policy; however, only changes in the liability associated with the current term elected by the policyholder are included in adjusted operating income, while changes in the liability associated with all future projected renewals of the policy are excluded from adjusted operating income.”

The Company’s AOI policy reflects this distinction between the change in the liability related to index credits for the current term versus the change associated with future projected renewals of the policy. We only purchase hedging derivatives related to the index credits for the current term of the policy, which is viewed as the economic portion of the liability. Upon policyholder renewal at the end of the current term, the payout from the hedge is expected to cover the interest credited associated with this index term, and new hedging derivatives – consistent with the policyholder’s elections upon renewal – are purchased to align with the new current term, with this process continually repeating over the life of the policy. Because we can eliminate certain index strategies or change certain crediting parameters at the end of each index-crediting period, and because policyholders can transfer funds between indexed or fixed strategies upon renewal, we only hedge the current index term for which there is certain economic exposure. We, therefore, in turn, consider the liability related to index credits for future projected renewals as non-economic and exclude changes in the fair value from AOI.

Notwithstanding the foregoing, in the interests of more fulsome disclosure, we will expand our existing disclosure within the Retirement Strategies segment discussion in the MD&A by incorporating the following edits in future filings:

Retirement Strategies – Adjusted Operating Income, page 76 (proposed changes in underlined italics)

Under U.S. GAAP, policyholder liabilities associated with our fixed and variable indexed annuity products are recorded in “Policyholders’ account balances,” and include both the contract value that has accrued to the benefit of the policyholder and the fair value of embedded derivative instruments associated with the index-linked features for these products. The change in the liability for these products is measured utilizing a valuation methodology required under U.S. GAAP and includes the fair value of all index credits for the current term and future projected renewals of the policy. For the purpose of measuring segment performance, however, adjusted operating income reflects only the change in the liability associated with the current term elected by the policyholder, which is the component of the liability the Company hedges based on current contractual index-crediting terms, and which is offset by the change in the value of the corresponding hedge assets. Adjusted operating income excludes the change in the liability associated with all future projected renewals, which the Company does not hedge, consistent with the Company and policyholder optionality that exists at renewal.

General

3.

We note your reconciliation between core adjusted operating income and the comparable GAAP measure on slides 22 and 23 in the 1Q25 Prudential Financial, Inc. Earnings Conference Call Presentation included in the Investor Relations section of your web-site.

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Please provide us a description of each adjustment after adjusted operating income before income taxes to get to core adjusted operating income before taxes clearly describing the nature of and reasons for the components being backed out and/or added in to allow us to fully understand why the resulting measure is useful for management and investors. Specifically quantify the amounts included/excluded to get to average expectations of alternative investment income, underwriting income and expected expenses and other items.

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Please tell us how you considered whether core adjusted operating income and related measures substitute individually tailored recognition and measurement methods for those of US GAAP and whether the resulting measure is misleading and violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional information.

Response:

We acknowledge the Staff’s comment, and, as a threshold matter, believe it is important to note that core AOI is one of the primary measures we and our investors use, together with our GAAP results, to assess the profitability and future earnings potential of our business. Core AOI provides this insight by excluding the impact of items that we believe are not typically indicative of our ongoing operations or future performance and/or that can vary significantly from period to period, including seasonal items and market driven variances that are beyond our control. For these reasons, we refer to these non-recurring items – those adjustments referenced in the Staff’s comment – as “non-core,” and exclude them when calculating core AOI.

With regard to the first bullet in the Staff’s comment, we have set forth below a description of each of the referenced non-core adjustments, the reasons we adjust for each and how the adjustment is calculated. For those items that are based on or a function of our expectations, we generate our expectations in good faith, on the basis of historical results and experiences and utilizing what we believe is the best available information at the time.

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Annual review and update of actuarial assumptions and other refinements – During the second quarter of each year, we perform an annual comprehensive review of the assumptions we use for estimating future premiums, benefits and other cash flows, including reviews related to mortality, morbidity, lapse, surrenders and other contractholder behavior, and economic assumptions, including expected future rates of returns on investments. Following this process, we may update these assumptions and refine our models based upon emerging experience, future expectations and other data, including any observable market data we believe is indicative of a long-term trend. The quantitative results of these assumption updates and other refinements is generally recorded as an adjustment in the second quarter of each year.

We believe the financial impact of these assumption updates and other refinements is not indicative of future performance trends because the updates represent adjustments based on our most current view of long-term assumptions and future assumption updates and refinements that are inherently uncertain and unpredictable. Our assumptions incorporate our forward-looking view on the basis of currently known facts and circumstances. And if those facts and circumstances change, we may update our assumptions. Therefore, we believe that presenting our financial performance without the impact of these assumption updates and other refinements, as we do with core adjusted operating income, is useful for investors in assessing our underlying financial performance.

For this item, the amount excluded is the actual amount attributable to the update recorded during the relevant period. It is not the variance of the actual amount compared to the Company’s expectations.

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Returns on alternative investment income above/(below) average expectations – Alternative investment income includes the AOI of our general account portfolio’s interests in private equity, hedge fund and real estate-related investments, as well as real estate investments held through direct ownership, and excludes the results from those interests held by divested businesses and unaffiliated investors consolidated in the Company’s balance sheet. The variance in quarterly performance of these assets compared to our expected return is largely caused by period-to-period fluctuations in financial markets. We cannot know or reliably predict this volatility. Therefore, we believe that presenting our financial performance without the impact of the volatility is useful for investors in assessing our underlying financial performance.

As of March 31, 2025, the total value of these investments equaled approximately $13 billion, and we expect a return of 7-9% across the intermediate term, which, at the midpoint, would equal approximately $250 million of AOI before income taxes per quarter. The amount excluded is the difference between the actual result and our expectations.

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Underwriting experience above/(below) average expectations – Underwriting earnings reflect premiums collected less benefits paid. Underwriting results can vary from quarter to quarter based on actual mortality experience, seasonality and other factors that can differ from our expectations, which are based on our long term assumptions discussed above. As a result, we do not believe these amounts are indicative of future trends.

Our expectations for underwriting experience are based on our long-term assumptions as described above in the annual assumption update process and form the basis of our annual plan. The amounts that are excluded from the calculation of core AOI reflect the variances relative to that plan.

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(Higher)/lower than expected expenses and other items – These adjustments relate to expenses and other items that are non-recurring in nature and therefore not indicative of future trends, and include higher or lower than typical expenses that vary by season, higher or lower than expected “other related revenues” in our PGIM business and annual premium seasonality due to the elevated levels of premium renewals that occur in the first quarter of the year in our International Businesses. Similar to the items above, adjusting for this deviation provides investors useful information about our underlying financial performance.

With respect to expenses that we consider to be non-recurring, such expenses are by nature unexpected and therefore our expectation for these expenses is zero, and the amounts for which we adjust are the actual expenses incurred during the applicable period. Our expectation of “other related revenues” in our PGIM business is $40 to 50 million per quarter in 2025.

With respect to the second bullet in the Staff’s comment, we respectfully note that we do not believe core AOI is misleading or otherwise violates Rule 100(b) of the Commission’s Regulation G. We believe quite the opposite, as discussed above, that core adjusted operating income is extremely useful to investors because it provides a bridge between the Company’s performance in a given period and management’s expectations for that period, specifying where and quantifying by how much certain results deviated from our expectations. We believe this transparency is very useful in assessing longer-term earning trends.

Similarly, we are familiar with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and do not believe it prohibits a presentation of actual results for a historical period against expectations for that period as reflected in core AOI.

We believe that both core AOI and our methodology for calculating it are substantively distinguishable from the examples cited in Question 100.04. The cited examples concern adjustments to when and how amounts are recognized, shifting timing or altering patterns. In calculating core AOI, we are not adjusting between periods when amounts are recognized, other than for the seasonality of certain items as discussed above. With respect to patterns of recognition, our adjustments for assumption updates do not change what or how assumptions are or were made; and our adjustments for returns on alternative investment income, underwriting experience and expected expenses do not change what is considered an alternative investment or the income generated thereby, what dictates underwriting experience, or what is booked as a relevant expense. Rather, in each case, other than the annual review and update adjustment, we are simply quantifying the amount that each was above or below management’s pre-period estimates. And with respect to the annual review and update adjustment, we are only quantifying the amount of the actual change resulting from the annual review. In this regard we believe core adjusted operating income provides critical insight to investors about the underlying earnings of our business.

*   *   *

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information, we would appreciate the opportunity to discuss these matters with you. If you wish to contact us directly, please feel free to call Brian Spitser, the Company’s Chief Disclosure Counsel, at (973) 802-7848, or me at (973) 802-2220.

Sincerely,

/s/ Robert E. Boyle

Senior Vice President and Principal Accounting Officer

Cc:	Yanela C. Frias, Executive Vice President, Chief Financial Officer
Ann M. Kappler, Executive Vice President, General Counsel and Head of Corporate Affairs